UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109	Page 2 of 7
1. Names of Reporting Persons. Darrell Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,212,157
8. Shared Voting Power 0
9. Sole Dispositive Power 3,212,157
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,212,157
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3%*
14. Type of Reporting Person (See Instructions) IN

*The percentage is calculated based upon 43,805,261 shares of common stock outstanding, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 10, 2012, as adjusted to reflect (a) the issuance of 325,000 shares of restricted common stock to the Reporting Person pursuant to a restricted stock award agreement dated as of December 28, 2012, (b) the issuance of 100,000 shares of restricted common stock to a third party on January 23, 2013, and (c) the issuance of 150,000 shares of restricted common stock to the Reporting Person pursuant to a restricted stock award agreement dated as of January 31, 2013.

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed on December 12, 2011, as amended by the Amendment No. 1 to Schedule 13D filed on January 2, 2013, by the Reporting Person with the Securities and Exchange Commission (as amended, the “Schedule 13D”).  This Amendment is being filed to report (i) a change in beneficial ownership of the Reporting Person relating to the grant of certain shares of restricted Common Stock, (ii) the Reporting Person’s execution of certain other agreements with the Issuer, and (iii) the change of the Reporting Person’s principal occupation and principal business address.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)         The name of the person filing this Schedule 13D is Darrell Lerner (the ‘Reporting Person’).

(b)           The residence address of the Reporting Person is 141 Great Neck Road, Apt. 2H, Great Neck, New York 11021.

(c)           The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement. The principal occupation of the Reporting Person is serving as a consultant to the Issuer.

(d) and (e)           During the last five years, the Reporting Person has not been involved with, or convicted in, a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)           The Reporting Person is a United States Citizen.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)           Number of shares as to which the Reporting Person has:

(i)           sole power to vote or to direct the vote:

   See Item 7 on the cover page hereto.

(ii)          shared power to vote or to direct the vote:

   See Item 8 on the cover page hereto.

(iii)         sole power to dispose or to direct the disposition of:

   See Item 9 on the cover page hereto.

(iv)         shared power to dispose or to direct the disposition of:

   See Item 10 on the cover page hereto.

(c)           Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
1/31/2013	Reporting Person	150,000		$0	Acquisition from the Issuer

(d)           Not applicable.

(e)           Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“Severance Agreement. On January 31, 2013, the Issuer entered into a severance and general release agreement (the “Severance Agreement”) with the Reporting Person pursuant to which the Reporting Person's employment with the Issuer was terminated effective as of January 31, 2013 (the “Termination Date”).

In connection with the termination, the Issuer agreed to (i) issue 150,000 shares of restricted common stock to the Reporting Person which will vest in accordance with, and be subject to, the terms and conditions of the Snap Interactive, Inc. Amended and Restated 2011 Long-Term Incentive Plan (the “Plan”) and the 2013 Award Agreement (as described below) and (ii) pay COBRA premiums on an after-tax basis for the Reporting Person for eighteen months following the Termination Date.

In consideration of the foregoing severance payments, the Reporting Person executed a mutual release and waiver where he agreed to a release of claims against the Issuer and any of its present or former officers, trustees, directors, shareholders, agents and certain other persons regarding, among other things, claims arising out of (i) his employment with the Issuer, (ii) his previous employment agreement with the Company, including any amendments thereto, and (iii) his separation from employment with the Issuer. The Issuer also agreed to a mutual release and waiver in which it agreed to a release of similar claims against the Reporting Person. Under the Severance Agreement, the Reporting Person also agreed to a customary covenant not to sue, a nondisclosure and confidentiality covenant, and a non-disparagement covenant related to the Issuer’s operations and services. The Issuer also agreed to a mutual covenant not to sue and a non-disparagement covenant.

The foregoing description of the Severance Agreement is qualified in its entirety by reference to the Severance Agreement, a copy of which is filed herewith as Exhibit 99.7 and is incorporated herein by reference.

Restricted Stock Award Agreement. On January 31, 2013, the Issuer entered into a restricted stock award agreement (the “2013 Award Agreement”) with the Reporting Person, pursuant to which the Issuer issued 150,000 shares of restricted common stock (the “Severance Shares”) to the Reporting Person.

Pursuant to the 2013 Award Agreement, the Severance Shares will vest upon the earlier of (i) the tenth anniversary of the date of grant, (ii) a “change in control” as defined in the Plan and (iii) on the date of the Reporting Person’s termination of service without “cause” as such term is defined in the written employment or consulting agreement between the Issuer and the Reporting Person that is in effect on the date of the Reporting Person’s termination of service, provided that for purposes of provisions (i) and (ii) above, the Reporting Person must be employed or providing services to the Issuer or its subsidiaries on the applicable vesting date. In addition, if the Issuer decides not to renew any written employment agreement or consulting agreement between the Issuer and the Reporting Person without “cause” (as such term is defined in such agreement), and the Reporting Person suffers a termination of service in connection with such non-renewal, then the termination of service shall be treated as a termination of service without “cause” for purposes of the 2013 Award Agreement and such Severance Shares would vest upon the date of the Reporting Person's termination of service.

The foregoing description of the 2013 Award Agreement is qualified in its entirety by reference to the 2013 Award Agreement, a copy of which is filed herewith as Exhibit 99.8 and is incorporated herein by reference.

Consulting Agreement. On January 31, 2013, the Issuer also entered into a consulting agreement (the “Consulting Agreement”) with the Reporting Person, pursuant to which the Reporting Person agreed to serve as a consultant to the Issuer for a three-year period, beginning on February 1, 2013 (the “Effective Date”). Pursuant to the Consulting Agreement, the Reporting Person agreed to assist and advise the Issuer on legal, financial and other matters for which he has knowledge that pertains to the Issuer, as the Issuer reasonably requests.

Pursuant to the Consulting Agreement, the Issuer agreed to pay the Reporting Person a monthly fee of $25,000 for the initial two year period of the Consulting Agreement and a monthly fee of $5,000 for every month thereafter. The monthly payments under the Consulting Agreement are conditioned upon the Reporting Person’s compliance with a customary confidentiality covenant covering certain information concerning the Issuer, a covenant not to compete during the term of the Consulting Agreement and for a period of one year following the termination of the agreement, a non-solicitation covenant for a period of six months immediately following the later of the termination of the Consulting Agreement or the end of the term of the Consulting Agreement, and a non-disparagement covenant regarding the Issuer.

The Consulting Agreement is for a three-year period; provided, however, that the Issuer may terminate the agreement at any time without notice and may renew the term of the agreement by providing written notice to the Reporting Person prior to or at the expiration of the term. If the Issuer terminates the Consulting Agreement without “cause” (as defined in the Consulting Agreement) prior to the three-year anniversary of the Effective Date, the Issuer has agreed to (i) pay the Reporting Person the amount of the monthly fees owed to the Reporting Person for the period from the Effective Date to the two-year anniversary of the Effective Date and (ii) take all commercially reasonably actions to cause (A) 325,000 shares of restricted common stock of the Issuer previously granted to the Reporting Person, (B) 600,000 shares of restricted common stock of the Issuer previously granted to the Reporting Person and (iii) 150,000 shares of restricted common stock of the Issuer granted to the Reporting Person pursuant to the 2013 Award Agreement, to be vested as of the date of such termination.

The foregoing description of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement, a copy of which is filed herewith as Exhibit 99.9 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Employment Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.2	Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.4
Restricted Stock Award Agreement, dated December 28, 2012 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.5
Award Cancellation and Release Agreement, effective as of December 28, 2012 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.6
First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.7
Severance and General Release Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).

99.8
Restricted Stock Award Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).

99.9
Consulting Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013
DARRELL LERNER

/s/ Darrell Lerner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Employment Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.2	Amendment No. 2 to Employment Agreement (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3
Restricted Stock Award Agreement, dated October 28, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on December 12, 2011 by the Reporting Person with the Securities and Exchange Commission).

99.4
Restricted Stock Award Agreement, dated December 28, 2012 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.5
Award Cancellation and Release Agreement, effective as of December 28, 2012 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.6
First Amendment to Restricted Stock Award Agreement, dated as of December 28, 2012 (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to Schedule 13D filed on January 2, 2013 by the Reporting Person with the Securities and Exchange Commission).

99.7
Severance and General Release Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).

99.8
Restricted Stock Award Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).

99.9
Consulting Agreement, dated as of January 31, 2013, by and between Darrell Lerner and Snap Interactive, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on February 5, 2013 by the Issuer with the Securities and Exchange Commission).